ROSS MILLER

Secretary of State

204 North Carson Street, Ste 1

Carson Ctty, Nevada 89701-4299

(775) 684 6708

Website: secretaryofstate-biz

Certificate of Designation

(PURSUANT TO NRS 78.1955)

Filed in the office of

Ross Miller Secretary of State State of Nevada

Document Number

20070088497-95

\ Filing Date and Time

02/07/2007 12:26 PM

I Entity Number

C34016-2004

USE BLACK tNK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations (Pursuant to NRS 78.1955)

1. Name of corporation:

Disability Access Corporation

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation. this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

Series B Convertible Preferred stock of Disability Access Corporation.

The Board bas designated 5,000,000 shares of Series B Convertible Preferred stock, par $0.001

See "attachment for Series B"

3.

Effective date of filing (optional):

4.

Officer Signature (Required):

(must not. be later than 90 days after the certificate ia filed)

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Certificate of Designation Series B Preferred Stock

For Nevada profit Corporations

(Pursuant to NRS 78.1955)

RIGHTS, PREFERENCES, PRIVILEGES AND RESTRICTIONS SERIES "B" CONVERTIBLE PREFERRED STOCK

of Disability Access Corporation

The following rights, preferences, privileges and restrictions shall apply to the Series B Convertible Preferred stock of Disability Access Corporation.

Number of shares authorized: 5,000,000 par value $0.001

1. Liquidation Rights

Upon the voluntary or involuntary dissolution, liquidation or winding up of the corporation, the assets of the corporation available for distribution to its shareholders shall be distributed in the following order and amounts:

a.       General.

(i) Series B Stock and Common Stock. Subject to payment in full of preferential liquidation rights granted to any other Series of Preferred Stock, the holders of shares of Series B Stock and the holders of Common Stock shall be entitled to receive $1.00. If the assets of the corporation shall be insufficient to permit the payment of the full Series B Stock and Common Stock Liquidation Amount, then the assets of the corporation available for distribution shall be distributed ratably among the holders of the Series B Stock and the holders of Common Stock in the same proportions as the aggregate of the Series B Stock and Common Stock Liquidation Amount each such holder would otherwise be entitled to receive bears to the total Series B Stock and Common Stock liquidation Amount that would otherwise be payable to all such holders, and no further distribution to other shareholders of me corporation shall be made. Upon the completion of the preferential rights granted for any subsequent series of Preferred Stock and the mil Series B Stock and Common Stock liquidation Amount, if assets remain in the corporation, such remaining assets shall be distributed as set forth in Section l.a.(ii).

(ii) Participation. Subject to the payment in full of any preferred rights granted for any subsequent series of Preferred Stock, and the payment in foil of the Series B Stock and Common Stock liquidation Amount as provided in Section 1 a(i),if assets remain in the corporation, such remaining assets shall be distributed to the holders of shares of Series B Stock and Common Stock together, who shall each be entitled to receive their Pro Rata Amount: provided .that the rights of the holders of shares of Series B Stock and Common Stock are subject to any preferential rights granted for any subsequent series of Preferred Stock. "Pro Rata Amount" means that portion of remaining assets to which a group would be entitled based on its percentage of the number of shares of Common Stock outstanding and the number of shares of Common Stock into which the outstanding shares of Series B Stock could then be converted.

b.

Treatment of Sales of Assets or Acquisitions. The sale of all or substantially all of the assets of the corporation or the acquisition of the corporation by another entity by means of merger, consolidation or otherwise, resulting in the exchange of the outstanding shares of the corporation for securities of or consideration issued, or caused to be issued, by the acquiring entity or any of its affiliates, shall be regarded as a liquidation within the meaning of this Section 1.

c.

Distributions Other Than Cash. Whenever the distribution
provided for in this Section 1 shall be payable in property other man cash, the value of such distribution shall be the fair market value of such property as determined in good faith by the board of directors.

2. Designation of Series B Convertible Preferred Stock

a.

Designation

The Series B Convertible Preferred Stock, consisting of 5,000,000 shares, authorized herein, shall be designated herein as the "Series B Stock". The rights, preferences, privileges and restrictions of the Series B Stock are as described herein.

b.

Dividends
No dividends.

c.

Voting Power
No voting power.

d.

Liquidation Rights

Upon the voluntary or involuntary dissolution, liquidation or winding up of the corporation, the assets of the corporation available for distribution to its shareholders shall be distributed in the order and amounts described in Section 1.

e.

Conversion Rights

The holders of die Series B Stock shall have the following rights with respect to the conversion of Series B Stock into shares of Common Stock. One (1) share of Series B Preferred Stock may be converted to one dollar ($1.00) worth of Company Common Stock based on the lowest average of three closing bid prices of Common Stock twenty days prior to conversion date. This shall be considered the Base Conversion Rate (Base).

The holder of shares of the Series B Preferred Stock shall have the right, at such holder's option, to convert any number of shares of the Series B Preferred Stock into shares of the Common Stock. In the event that the holder of the Series B Preferred Stock elects to convert such shares into Common Stock, the holder shall have 60 days from the date of such notice in which to tender his shares of Series B Preferred Stock to the Company. Notwithstanding anything contained herein to the contrary, as the result of any such conversion, the holder of the Series B Preferred Stock may not hold more than 4.99 percent of the issued and outstanding shares of the Common Stock, in the aggregate, following any such conversion.

(1). Voluntary Conversion. Each share of the Series B Stock may, at the option of the holder at any time, be converted into $1.00 worth of Company Common Stock fully paid and nonassessable shares of Common Stock.

(2)

Exercise of Conversion Privilege. To exercise its conversion privilege, each holder of Series B Stock shall surrender the certificate or certificates representing the shares being converted to the corporation at its principal office, and shall give written notice to the cooperation at u^ office mat such holder elects to convert such shares. Such notice shall also state the name or names (with address or addresses) in which the certificate or certificates for shares of Common Stock issuable upon such conversion shall be issued. The certificate or certificates for shares of Series B Stock surrendered for conversion shall be accompanied by proper assignment thereof to the corporation or in blank. The date when such written notice is received by the corporation, together with the certificate ORcertificates representing the shares of Series B Stock being converted, shall be the "Series B Conversion Date." As promptly as practicable after the Series B Conversion Date, the corporation shall issue and shall deliver to the holder of the shares of Series B Stock being converted, or on its written order such certificate or certificates as it may request for the number of whole shares of Common Stock issuable upon the conversion of such shares of Series B Stock in accordance with the provisions of this Section 2e.

(3)

Fractional Shares, No fractional shares of Common Stock or scrip representing fractional shares shall be issued upon the conversion of shares of Series B Stock. The determination as to whether or not any fractional shares are issuable shall be based upon the total number of shares of Series B Stock being converted at any one time by any holder thereof not upon each share of Series B Stock being converted.

(4)

Partial Conversion, m the event some but not all of the shares of Series B Stock represented by a certificate or certificates surrendered by a holder are converted, the corporation shall execute and deliver to or on the order of the holder, at the expense of the corporation, a new certificate representing the shares of Series B Stock that were not converted.

(5)

Reservation of Common Stock. The corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of (he shares of the Series B Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series B Stock and, if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series B Stock, the corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(6)

No Impairment The corporation will not, by amendment of its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities ox any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 2e and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series B Stock against impairment

These rights, preferences, privileges and restrictions of the Series B Preferred stock of Disability Access Corporation are hereby approved by the Sole Director of Disability Access Corporation at a joint meeting of the Shareholders and the Sole Director of the Corporation held on January 31, 2007.